Exhibit 99.1

 2017 Q1 Earnings CallMay 2, 2017

 Forward-Looking Information  2  Fortis Inc. (“Fortis” or, the “Corporation”) includes forward-looking information in this presentation within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking information included in this presentation reflect expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation: targeted average annual dividend growth through 2021; the Corporation’s forecasted gross consolidated and segmented capital expenditures for 2017 and the period 2017 through 2021; the Corporation’s forecast midyear rate base for the period 2017 through 2021; the nature, timing and expected costs of certain capital projects including, without limitation, the ITC Multi-Value Regional Transmission Projects, 34.5kV to 69kV Conversion Project and the Lake Erie Connector, the Central Hudson Gas Main Replacement Program, the FortisBC Lower Mainland System Upgrade, pipeline expansion to the Woodfibre liquefied natural gas (“LNG”) site and expansion to the Tilbury LNG facility, the FortisAlberta Pole Management Program, and the Fortis Ontario Wataynikaneyap Project; and the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions. Forward-looking information involves significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time-to-time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings of the Corporation’s utilities and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of the Corporation’s capital projects; sufficient human resources to deliver service and execute the capital program; the Board of Directors exercising its discretion to declare dividends, taking into account the business performance and financial conditions of the Corporation; risk associated with the impact of less favorable economic conditions on the Corporation’s results of operations; currency exchange rates and resolution of pending litigation matters. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, all financial information referenced is in Canadian dollars.

 Barry Perry  President & CEO

First Quarter Performance In Line with Plan

FORTIS INC.



Earnings & Cash Flows

- Q1 2017 adjusted EPS of $0.69
  - An increase of $0.02 compared to Q1 2016
  - Earnings growth driven by UNS and accretion from ITC
  - Tempered by lower earnings at FortisAlberta as well unfavourable foreign exchange associated with US dollar-denominated earnings
- Cash flow from operating activities totalled ~$500 million, increasing 12% compared to Q1 2016 driven by ITC

Accretion at ITC on Plan

- ITC accretive in Q1 2017
- Raised $500 million through a private placement of 12.2 million common shares to a large US institutional investor

Execution of Growth Strategy

- Invested ~$700 million in Q1; on track to invest $3.0 billion in 2017
- Major capital projects progressing as planned

Dividend

- Dividends paid per common share of $0.40 in Q1 2017 compared to $0.375 in Q1 2016
- Targeted average annual dividend growth of ~6% through 2021

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 5  Average Annual Dividend Growth Target of ~6% through 2021  $0.67  $0.82  $1.00  $1.04  $1.12  $1.16  $1.20  $1.24  $1.28  $1.40  Dividend paid per common share    Average annual dividend growth through 2021 targeted at ~6%  $1.53  43 Consecutive Years of Annual Dividend Increases - Longest record of any public company in Canada

 2016 – 2021 Midyear Rate Base  Capital Plan Grows Rate Base to ~$30 Billion in 2021  US Dollar-denominated CAPEX and midyear rate base converted at a USD/CAD exchange rate of 1.30 for 2017 through 2021.Includes the impact of bonus depreciation and excludes construction work in progress.Reflects actual midyear 2016 rate base compared to the November 2016 forecast of $24.2 billion.Includes 100% of the Waneta Expansion, of which Fortis has a 51% controlling ownership interest.  ~$13B Five-Year Capital Program   6  ($ billions ) (1)  $3.0  $2.9  $2.4  $2.4  $2.3  $24.3  $25.7  $27.1  $28.3  $28.9  $29.6  5-Year CAGR 4.0%  (2)  (4)  ($ billions ) (1)  (3)  Midyear Rate Base Sensitivities  3-Year CAGR to 2019  5-Year CAGR to 2021  Capex at $3B for all years  +30 bps to 5.5%  +90 bps to 4.9%  Add $1 billion in rate base in the last year  +130 bps to 6.5%  +70 bps to 4.7%  3-Year CAGR 5.2%  (3)

 7  Progress on Major Capital Projects  Represents capital asset expenditures, including both the capitalized debt and equity components of AFUDC, where applicable.US Dollar denominated CAPEX converted at a USD/CAD exchange rate of 1.30 for 2017 through 2021.  $millions(1) (2)  Forecast2017  Forecast2018-2021  Total 2017-2021 Forecast  ITC Multi-Value Regional Transmission Projects   305  244  549  ITC 34.5 kV to 69 kV Conversion Project  89  369  458  Central Hudson Gas Main Replacement Program  33  169  202  FortisBC Tilbury LNG Facility Expansion – Tilbury 1A  65  -  65  FortisBC Lower Mainland System Upgrade   162  220  382  FortisAlberta Pole-Management Program  43  53  96  7  7

Potential Development Opportunities Update[1]

FORTIS INC.

FORTIS BC **Woodfibre LNG**	• Potential pipeline expansion to the Woodfibre LNG export site • Project estimate of up to $600 million, not currently in forecast • Earliest expected in service date is late 2020
ITC A FORTIS COMPANY **Lake Erie Connector**	• Proposed 1,000 MW, bi-directional, high-voltage direct current transmission underwater line connecting the Ontario energy grid to the PJM energy market • Expected in-service date of late 2020, subject to meeting milestones
FORTIS ONTARIO **Wataynikaneyap Power Project**	• Opportunity to connect remote First Nations communities in Northern Ontario to the grid • Received approval from the OEB in the first quarter to acquire Renewable Energy Systems Canada ownership interest, which closed in March 2017 • During the quarter the OEB also issued its deferral account approval allowing recovery of spending that occurred since November 2010 • Construction will begin following the receipt of permitting, approvals and a cost-sharing agreement between the federal and provincial governments

(1) Potential development opportunities are not included in the base 2017-2021 capital plan.

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 Karl Smith  Executive Vice President, Chief Financial Officer

 10  Diversified Portfolio of Utilities Continues to Deliver Quality Performance  Adjusted Earnings  Adjusted EPS  ( millions)  Q1  Q1  3% Increase  48% Increase

Multiple Drivers of EPS Growth – Q1

FORTIS INC.



0.80
0.75
0.70
0.65
0.60
0.55
0.50
($)
0.67
0.04
0.01
0.01
0.01
0.01
0.01
0.01
0.69
2016 Q1 Adjusted Actual EPS
UNS
Aitken Creek
ITC (1)
WA Share Impact (2)
Corp. and Other
Foreign Exchange
Other Regulated Utilities (3)
2017 Q1 Adjusted Actual EPS

(1) Inclusive of finance charges and increased share issuance related to ITC acquisition.

(2) Reflects share impact for normal course business activity and excludes the shares issued to finance a portion of the ITC acquisition.

(3) Includes FortisAlberta, Central Hudson, FortisBC Electric, FortisBC Gas, Eastern Canadian and Caribbean utilities. Q1 impact driven primarily by FortisAlberta.

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 12  Liquidity and Credit Ratings  Credit Ratings(1)   Fortis Inc.  DBRS  BBB (high)  S&P  A- / BBB+  Consolidated Credit Facilities   3.7  3.8  ($ billions)  2.2  1.6  Moody’s  Baa3  In October 2016, following the completion of the acquisition of ITC, DBRS revised the Corporation’s unsecured debt credit rating to BBB(high) from A(low) and revised its outlook to stable from under review with negative implications. In September 2016, Moody’s assigned to Fortis, with a stable outlook, a Baa3 issuer and Baa3 senior unsecured debt credit ratings. Included $500 million non-revolving term senior unsecured equity bridge credit facility, used to finance a portion of the cash purchase price of the acquisition of ITC, which facility was repaid in March 2017.  (2)

 Regulated Utility  Application/Proceeding  Filing Date  Expected Decision  ITC  Second MISO Base ROE Complaint   Not applicable  To be determined  13  Continued Regulatory Stability  Regulated Utility  Application/Proceeding  Outcome  Agreement/ Decision Timing  ITC  Initial MISO Base ROE Complaint   10.32% base ROE with a high-end zone of reasonableness of 11.35%  September 2016  FortisBC Energy  2016 Application: ROE and Common Equity Thickness  Maintained ROE at 8.75% and common equity thickness of 38.5%   August 2016  FortisAlberta  2016/2017 Generic Cost of Capital Proceeding (GCOC)  ROE maintained for 2016 at 8.30% and increasing to 8.50% for 2017. Common equity thickness reduced from 40% to 37% for 2016 and 2017  October 2016  TEP  2017 General Rate Application (GRA)  Decision issued approving settlement agreement on revenue requirement9.75% ROE and common equity thickness of 50%  February 2017  Recent Regulatory Outcomes  Significant Regulatory Decisions Remaining

 Barry Perry  President & CEO

Poised to Deliver Quality Results

FORTIS INC.

- On track to execute 2017 plan, supported by acquisition of ITC and new UNS rates
- Consistent dividend growth
  - 43 years of consecutive dividend increases
  - 6% average annual dividend growth guidance through 2021
- Highly diversified regulated utility, focused on wires and gas businesses
- Highly executable base capital plan
- Regulatory stability
- Strong M&A track record & upside growth potential
- Track record of superior shareholder returns



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 16  Upcoming Events  Expected Earnings Release Dates    Q2 – 2017  July 28, 2017  Q3 – 2017  November 3, 2017  Save the Date - 2017 Investor Day    Toronto  October 16, 2017  New York  October 18, 2017  Annual and Special MeetingMay 4, 2017  Annual and Special Meeting Thursday, May 4, 2017 9:00 a.m. (Eastern), 10:30 a.m. (Newfoundland)The Holiday Inn St. John's, 180 Portugal Cove Road, St. John's, NLA live webcast of the meeting will be available on the Corporation's website www.fortisinc.com.  Annual and Special MeetingMay 4, 2017

 2017 Q1 Earnings CallMay 2, 2017

 18  Q1 Results by Segment

 19  2017-2021 Five Year Forecast by Segment  2017 Capital Forecast  ($millions)  Regulated–Independent Transmission (ITC)    ITC  958  Regulated-US Electric & Gas    UNS Energy  520  Central Hudson  222  Regulated-Canadian & Caribbean Electric & Gas    FortisBC Gas  467  FortisAlberta  419  FortisBC Electric   111  Eastern Canadian   153  Caribbean   99  Other Energy Infrastructure  18  Total Capital    2,967  $millions  2017  2018  2019  2020  2021  Regulated – Independent Transmission (ITC)  $ 958  $872  $590  $619  $616  Regulated – US Electric & Gas  742  693  830  825  671  Regulated – Canadian & Caribbean Electric & Gas  1,249  1,244  970  955  958  Other Energy Infrastructure  18  50  27  8  8  Total Capital Expenditures  $2,967  $2,859  $2,417  $2,407  $2,253  Includes facilities, equipment, vehicles, information technology and other assets.

 20  Capital Expenditures Exceeding Expectations  2013-2017 Business Plan Capex   2014-2018 Business Plan Capex   2015-2019 Business Plan Capex  Acquisition capex relates to UNS Energy acquired in August 2014. Acquisition capex relates to UNS Energy acquired in August 2014 and capex from Aitken Creek effective April 1, 2016.Acquisition capex relates to Aitken Creek acquired April 1, 2016.ITC capex relates to capex contribution from ITC following acquisition in October 2016.      Acquisition Capex (1)(2)(3)          5-YR Plan  Actual (Adjusted) / Current Forecast  ITC Acquisition  $ Millions  $ Millions  $ Millions

Opportunities Beyond Base Plan

FORTIS INC.



ITC:
Lake Erie Connector
Alberta
British Columbia
Prince Edward Island
Newfoundland and Labrador
FortisOntario:
Wataynikaneyap Project & Municipal Utility Consolidation
Ontario
FortisBC:
Tilbury, Woodfibre LNG, Gas Infrastructure
Minnesota
Iowa
Michigan
New York
Illinois
Kansas
Missouri
Central Hudson:
REV Demonstration Projects & NY Transco LLC, Gas Infrastructure
Oklahoma
Arizona
UNS Energy:
Renewables & Gas-fired generation
Turks and Caicos Islands
Cayman Islands
Belize
ITC:
Mexico Transmission Projects
Regulated Electric
Regulated Gas
FERC Regulated Electric Transmission
Long-Term Contracted Hydro Generation

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